SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

RULE 13E-3 TRANSACTION STATEMENT

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. ___)

HANDY HARDWARE WHOLESALE, INC.

(Name of the Issuer)

HANDY HARDWARE WHOLESALE, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $100.00 Par Value

Class B Common Stock, $100.00 Par Value

Preferred Stock, $100.00 Par Value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Tina S. Kirbie

Handy Hardware Wholesale, Inc.

8300 Tewantin Drive

Houston, Texas 77061

(713) 644-1495

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Lee Thompson, Esq.

Jenkens & Gilchrist

A Professional Corporation

1401 McKinney, Suite 2600

Houston, Texas 77010

(713) 951-3300

______________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

This statement is filed in connection with (check the appropriate box):

☒	(a)	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	(b)	The filing of a registration statement under the Securities Act of 1933.

☐	(c)	A tender offer.

☐	(d)	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

	CALCULATION OF FILING FEE

Transaction Valuation *		Amount of Filing Fee**

$9,366,500		$1,030.00

*

For purposes of calculating the fee only. Estimated transaction valuation is based on the book value per share of Preferred Stock of Handy Hardware Wholesale, Inc. ($100) to be exchanged in the recapitalization transaction for Class B Common Stock of Handy Hardware Wholesale, Inc. ($100). The estimated transaction valuation is equal to the product obtained by multiplying (A) ($100) by (B) the total number of issued and outstanding shares of Preferred Stock (96,253.25) as of June 30, 2006.

**	Determined pursuant to Rule 0-11(c) as the sum of (A) $9,625,325 multiplied by (B) .0001070.

☐

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $
Form or Registration No.:
Filing Party:
Date Filed:

RULE 13e-3 TRANSACTION STATEMENT

This Rule 13e-3 Transaction Statement (“Schedule 13E-3”) is being filed by Handy Hardware Wholesale, Inc., a Texas corporation (the “Company” or “Handy”), pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder. The Company is submitting to its shareholders a proposal to consider and vote upon a recapitalization (“Recapitalization”) which includes: (i) reincorporating in Delaware under a Plan and Articles of Conversion, (ii) revising Handy’s organizational documents through adopting a new Delaware Certificate of Incorporation, (iii) adopting Second Amended and Restated Bylaws , (iv) revising the form of Handy’s Member Contract and form of Subscription to Shares Agreement, (v) operating as a cooperative under Subchapter T of the Internal Revenue Code, (vi) converting each share of Preferred Stock into a share of Class B Common Stock, and (vii) discontinuing filing periodic and other reports and terminating Handy’s registration under Section 12 of the Exchange Act.

The Recapitalization is upon the terms and subject to the conditions set forth in the preliminary proxy statement pursuant to Regulation 14A for an annual meeting of the Company’s shareholders scheduled for October 10, 2006, filed concurrently with this Schedule 13E-3 (the “Proxy Statement”). The information in the Proxy Statement, including all appendices thereto, together with the accompanying proxy card, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the Proxy Statement and appendices thereto, including the accompanying proxy card. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

Item 1.	Summary Term Sheet.

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET OF THE RECAPITALIZATION” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)

Name and Address. The name of the subject company is Handy Hardware Wholesale, Inc. The Company is a Texas corporation with its principal executive offices located at 8300 Tewantin Drive, Houston, Texas 77061. The Company's telephone number is (713) 644-1495.

(b)

Securities. The number of shares outstanding of each of the Company’s classes of Common Stock as of June 30, 2006, was 9,870 shares of Class A Common Stock, $100 par value; 93,665 shares of Class B Common Stock, $100 par value; and 96,253.25 shares of Preferred Stock, $100 par value.

(c)	Trading Market and Price. There is no established public trading market for any class of Handy’s capital stock. The price per share is $100, which is the par value.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “ADDITIONAL INFORMATION—Dividend Policy” is incorporated herein by reference.

(e)	Prior Public Offerings. The Company has not made any underwritten public offering of its stock during the past three years.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “ADDITIONAL INFORMATION— Prior Stock Repurchases” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)

Name and Address. The filing person is the subject company. The information set forth in the Proxy Statement under the caption “PROPOSAL II – Directors and Executive Officers” is incorporated herein by reference.

(b)	Business and Background of Entities. Not applicable.

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “PROPOSAL II - Directors and Executive Officers” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)	Tender Offers. Not applicable.

(a)(2)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE RECAPITALIZATION”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS – Background, Purposes of and Reasons for the Recapitalization”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Description of the Recapitalization”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Vote Required for Approval of the Recapitalization”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Accounting Treatment of the Recapitalization”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Material Federal Income Tax Consequences of the Recapitalization”

(c)	Different Terms. Not applicable.

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE RECAPITALIZATION”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS – Dissenters’ and Appraisal Rights”

(e)

Provisions for Unaffiliated Security Holders. There are no provisions made by the Company to grant unaffiliated shareholders access to the corporate documents or to obtain counsel or appraisal services at the expense of the Company.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)

Transactions. The information set forth in the Proxy Statement under the caption “PROPOSAL II – ELECTION OF DIRECTORS - Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)	Significant Corporate Events. Not applicable.

(c)	Negotiations or Contacts. Not applicable.

(e)

Agreements Involving the Subject Company's Securities. Each shareholder will enter into a new Subscription to Shares Agreement with the Company. The information set forth in the Proxy Statement under the caption “PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS – Description of the Recapitalization – Form of Subscription to Shares Agreement” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. Not applicable.

(c)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE RECAPITALIZATION”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Background, Purposes of and Reasons for the Recapitalization”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS -Description of the Recapitalization”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Effects of the Recapitalization on the Company”

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE RECAPITALIZATION”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Background, Purposes of and Reasons for the Recapitalization”

(b)

Alternatives. The information set forth in the Proxy Statement under the caption “PROPOSAL 1 -APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Alternatives Considered” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE RECAPITALIZATION”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Background, Purposes of and Reasons for the Recapitalization”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE RECAPITALIZATION”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Effects of the Recapitalization on Handy”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Effects of the Recapitalization on the Shareholders (Members)”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Material Federal Income Tax Consequences of the Recapitalization”

8.	Fairness of the Transaction.

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE RECAPITALIZATION”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Fairness of the Recapitalization”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Recommendation of the Board of Directors”

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE RECAPITALIZATION”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Fairness of the Recapitalization”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Fairness of the Recapitalization to the Shareholders (Members)”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Vote Required for Approval of the Recapitalization”

(d)

Unaffiliated Representative. The information set forth in the Proxy Statement under the caption “PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Fairness of the Recapitalization to the Shareholders (Members)” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE RECAPITALIZATION”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Recommendation of the Board of Directors”

(f)

Other Offers. The information set forth in the Proxy Statement under the caption “PROPOSAL 1 -APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Alternatives Considered” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion or Appraisal. No opinion, report or appraisal from an outside party was obtained in relation to this Rule 13e-3 transaction.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)	Availability of Documents. Not applicable.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)

Source of Funds. The information set forth in the Proxy Statement under the caption “PROPOSAL 1- APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Sources of Funds and Expenses” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(c)

Expenses. The information set forth in the Proxy Statement under the caption “PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Sources of Funds and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

(a)

Securities Ownership. The information set forth in the Proxy Statement filed under the caption “PROPOSAL II – ELECTION OF DIRECTORS - Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Proxy Statement under the caption “ADDITIONAL INFORMATION - Securities Transactions” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d)

Intent to Tender or Vote in a Going-Private Transaction. All directors currently intend to vote “FOR” the Recapitalization based on their recommendation that the Recapitalization is procedurally and substantively fair to the shareholders.

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET OF THE RECAPITALIZATION”

“PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS – Recommendation of the Board of Directors”

Item 13.	Financial Statements.

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Ratio of Earnings to Fixed Charges

PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Book Value Per Share

In addition, the following documents are incorporated herein by reference:

•	Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2005 as filed with the SEC on March 30, 2006 and April 28, 2006, respectively; and;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 as filed with the SEC on May 11, 2006.

Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may request a copy of any of our filings, at no cost, by writing or telephoning us at our headquarters:

Handy Hardware Wholesale, Inc.
8300 Tewantin Drive
Houston, Texas 77061
(713) 644-1495
Attention: Tina S. Kirbie

(b)

Pro Forma Information. The information set forth in the Proxy Statement under the caption “PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Summary Selected Pro Forma Income Statement Data” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitation. The information set forth in the Proxy Statement under the caption “INFORMATION CONCERNING SOLICITATION AND VOTING” is incorporated herein by reference.

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the caption “INFORMATION CONCERNING SOLICITATION AND VOTING” is incorporated herein by reference.

Item 15.	Additional Information.

(b)	Other Material Information. The information set forth in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a)	Preliminary Proxy Statement (incorporated herein by reference on Schedule 14A filed on July 11, 2006, including all appendices thereto).

(b)	Not applicable.

(c)	Not applicable.

(d)	Form of Subscription to Shares Agreement (incorporated by reference as Appendix E to Schedule 14A filed on July 11, 2006, including all appendices thereto).

(f)

The information set forth in the Proxy Statement on Schedule 14A filed on July 11, 2006 under the caption “PROPOSAL 1 - APPROVAL OF THE RECAPITALIZATION – SPECIAL FACTORS - Dissenters’ and Appraisal Rights” and Appendix F are incorporated herein by reference.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Tina S. Kirbie

Tina S. Kirbie

President and Chief Executive Officer

Date:	July 11, 2006